[Ameritas Life Insurance Corp. Logo]
Ann Diers
Vice President and Associate General Counsel
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5900 O Street / Lincoln, NE  68510-2234
PO Box 81889 / Lincoln, NE  68501-1889
Phone: 402-467-1122 / Fax: 402-467-7956
Email: adiers@ameritas.com


August 22, 2012

[Via EDGAR]

Michelle Roberts, Senior Counsel
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:     Ameritas Life Insurance Corp. ("Ameritas Life")
        Ameritas Variable Separate Account VA-2, 1940 Act No. 811-05192 Overture Medley(R) 1933 Act No. 333-182090
        Initial Registration on Form N-4
        Response to Commission Staff Comments


Dear Ms. Roberts:

This letter is in response to the SEC comment you provided by telephone earlier today, as a result of SEC examination of other registrants' filings.

Your comment: "With regard to the Policy Application and Issuance section, you state: 'We reserve the right to reject any application or premium for any reason.' First, what would be a reason to reject an application or premium, and would it be an across the board rejection, or regarding a single person/limited purpose? Second, what is the legal basis for the position?"

Response: 1. Examples of reasons to reject an application or premium include a) that the application does not indicate that the sale to the applicant would meet FINRA suitability requirements, b) that the representative that attempted the sale is not licensed to sell the product, c) that the application is not in good order, and d) that the premium does not meet minimum premium requirements stated in the policy. These are the primary reasons that come to mind.

We intend to apply these restrictions uniformly for all policies.

2. The legal bases for imposing these restrictions are, as to a), FINRA suitability requirements stated in FINRA Rule 2111, and, as to b), the requirement that representatives selling variable products be properly licensed and registered. As to c), our prospectus states, on the Table of Contents page, that it is important for us to receive Forms and Notices "in good order" to accurately process requests. The policy also states "We can only act upon requests that are received in good order." As to d), the legal basis is the policy, which states that additional premium payments are subject to the minimum premium requirements. The prospectus also discloses this. Minimum premium requirements are stated in the policy as follows: "All
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premiums after the initial premium are flexible subject to our declared minimums and maximums. .., We reserve the right to limit the number of premiums in any calendar year. We reserve the right not to accept any additional premiums of less than $1,000 ($50 if payments are part of a regularly billed program.., We must consent to any premium that would result in more than $1 million total premium on deposit with us for the same Annuitant or Owner."

If you have any questions or comments concerning this filing, please telephone me at 402-467-7847.

Sincerely,

/s/ Ann D. Diers

Ann D. Diers

Vice President & Associate General Counsel,
Variable Contracts & AIC